 Exhibit 99.1

HUB Cyber Security Signs Investor-Led Private Placement Financing of up to $20 million to Scale-Up Enterprise Intelligence, Crypto Infrastructure, and U.S. Expansion

Financing underscores institutional confidence in HUB’s AI-native Secured Data Fabric (SDF) platform, positioning the Company to execute large transformative deals and lead the next era of secure, programmable, and compliant data infrastructure

HUB also announces a 6-month extension of its Senior Secured Debt Facility, providing added balance-sheet flexibility and establishing the conditions for full repayment in the near future

Tel Aviv, Israel — August 27, 2025 — HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), a global leader in zero-trust confidential computing and advanced secured data fabric technology, today announced that it has entered into definitive agreements for up to $20 million in a subordinated convertible note private placement financing, with more than 50% led by existing investors. The financing underscores institutional confidence in HUB’s strategic vision, market-leading platform, and ability to execute large, transformative enterprise deals. The Company expects to use the proceeds from the financing to reduce debt, accelerate U.S. operations, and expand HUB’s AI-powered enterprise intelligence and crypto infrastructure capabilities. The financing is expected to be provided under multiple closings, which are subject to the satisfaction of customary closing conditions.

The financing is structured as subordinated convertible notes, with interest of 4.0% per annum payable quarterly (in cash or shares, subject to certain equity conditions) and with a maturity date of August 2027. The total gross proceeds of the financing are expected to be approximately $20 million, before deducting estimated offering expenses and placement agent fees payable by HUB.

“This financing marks a defining inflection point for HUB,” said Noah Hershcoviz, Chief Executive Officer of HUB. “I want to thank all of our shareholders for their support; it underscores their confidence in our strategy and vision. Institutions are now recognizing the critical importance of the core infrastructure we are delivering. As regulatory clarity advances and technology challenges intensify, we believe that HUB is uniquely positioned as the bridge connecting AI, compliance, and digital asset infrastructure. This capital is expected to enable us to scale-up operations, pursue transformative enterprise deals, and expand strategically across North America, driving shareholder value through sustained growth and profitability, backed by a world-class management team and a robust, high-value pipeline of opportunities that we believe positions HUB for sector leadership.”

Rodman & Renshaw LLC is acting as sole placement agent for the financing. For further details, please see HUB’s Form 6-K filing, which HUB will file with the Securities and Exchange Commission.

At the center of HUB’s offering is its AI-native Secured Data Fabric (SDF) platform, the institutional control layer for regulated data. Existing enterprise intelligence systems mostly rely on data lake solutions which cost billions and take years to implement and are often massively vulnerable. HUB’s Secured Data Fabric on the other hand, takes merely months to implement, costs only millions to deploy, and is highly secure. HUB’s SDF is in use across Tier-1 banks and government contracts, delivering measurable results, including a 50% reduction in compliance costs and dramatically faster digital onboarding and monitoring. Funds from this capital raise will be used to scale HUB’s SDF and AI intelligence capabilities in new regions and across new verticals.

HUB is also seeing demand for its AI-powered SDF product across a range of new industries, specifically within Crypto infrastructure. The platform provides the ideal foundation for Crypto infrastructure evolution, securely managing vast volumes of sensitive data across diverse systems. It offers solutions, including MPC custody, AI-supervised compliance, zero-knowledge proofs, programmable workflows, transaction monitoring, and post-quantum cryptography defence. Institutions are now acknowledging they need infrastructure that is digital-asset ready, compliant, programmable, and interoperable.

HUB operates in six countries and has invested approximately $200 million into its platform to date. While the Company has historically focused on Israel and Europe, this financing enables accelerated North American expansion amid strong interest from U.S. and Canadian institutions. HUB has recently made key hires in North America and looks forward to growing its North American business over the next 18 months.

The securities being issued and sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and will be issued and sold in a private placement in reliance on Section 4(a)(2) of the Securities Act. The securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. HUB granted registration rights to the purchasers in the private placement and has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) registering the resale of the ordinary shares issuable upon conversion of the notes and exercise of the warrants issued in the private placement. The offer and sale of the ordinary shares underlying the warrants has not been registered under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About HUB Cyber Security Ltd. (Nasdaq: HUBC)

HUB Cyber Security Ltd. (“HUB” or the “Company”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company is a global leader in secured data infrastructure and confidential computing. Its Secured Data Fabric platform powers secure AI operations, compliance automation, and digital asset protection for financial institutions, governments, and regulated enterprises. HUB also specializes in unique cyber security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB provides innovative cybersecurity computing appliances and a wide range of cybersecurity services across the globe. Hub’s Secured Data Fabric is a revolutionary product developed in partnership with its subsidiary, BlackSwan Technologies, that is emerging as a leader in highly secure data management and unification.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) statements surrounding the convertible note financing, the closings of the financing including satisfaction and timing of closing conditions and expectations regarding the use of proceeds from the financing (ii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (iv) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (vi) the ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (vii) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (viii) limited liquidity and trading of HUB’s securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com

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